UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CITADEL BROADCASTING CORPORATION

(Name of Subject Company (Issuer))

Citadel Broadcasting Corporation

(Name of Filing Persons – (Offeror))

1.875% CONVERTIBLE SUBORDINATED NOTES DUE 2011

(Title of Class of Securities)

17285TAA4 and 17285TAB2

(CUSIP Number of Class of Securities)

Jacquelyn J. Orr

General Counsel & Vice President

CITADEL BROADCASTING CORPORATION

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Boris Dolgonos

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153-0119

Telephone: (212) 310-8000

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$330,000,000	$12,969.00*
*	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,969.00	Filing Party:	Citadel Broadcasting Corporation
Form or Registration No.: Schedule TO	Date Filed:	May 7, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Citadel Broadcasting Corporation, a Delaware Corporation (“Citadel”) with the Securities and Exchange Commission on May 7, 2008, relating to (i) the offer to purchase (the “Offer to Purchase”) by Citadel, on a pro rata basis, for cash up to $55.0 million of its 1.875% Convertible Subordinated Notes due 2011 (the “Existing Notes”) that are tendered and not withdrawn at a price of $900 per $1,000 principal amount of the Existing Notes (the “cash consideration”) and (ii) the offer to exchange (the “Exchange Offer” and together with the Offer to Purchase, the “Offer”) $1,000 principal amount of Citadel’s newly authorized Amended and Restated Convertible Subordinated Notes due 2011 (the “Amended Notes”) for each $1,000 principal amount of Existing Notes (the “exchange consideration”). The terms and conditions of the Offer are set forth in the Offer to Purchase and Exchange, dated May 7, 2008 (the “Offer to Purchase and Exchange”) and the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1) and (a)(2) hereto, respectively.

The purpose of this Amendment is to report the results of the Offer. The press release issued by Citadel on June 6, 2008, announcing the completion and results of the Offer, is filed herewith as Exhibit (a)(5) and is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Exchange, is hereby amended and supplemented and follows:

The Offer expired at 5:00 p.m., New York City time, on Thursday, June 5, 2008. Pursuant to the Offer, $329,474,000 aggregate principal amount, or 99.8%, of Existing Notes (of which $330,000,000 aggregate principal amount were previously outstanding) were validly tendered and not withdrawn. Citadel accepted all of the tendered Existing Notes. The press release issued by Citadel on June 6, 2008, announcing the completion and results of the Offer, is filed herewith as Exhibit (a)(5) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase and Exchange, dated May 7, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Notice of Guaranteed Delivery.*

(a)(1)(vi)	Letter to Holders.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release.

(b)	None.

(d)(1)	Settlement Agreement, dated March 19, 2008, among Citadel, Wilmington Trust Company, as successor trustee, and the Holders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008).

(g)	None.

(h)	None.

*	Previously filed.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citadel Broadcasting Corporation

By:	/s/ Farid Suleman
Name:	Farid Suleman
Title:	Chief Executive Officer

Dated: June 6, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase and Exchange, dated May 7, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Notice of Guaranteed Delivery.*

(a)(1)(vi)	Letter to Holders.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release.

(b)	None.

(d)	Settlement Agreement, dated March 19, 2008, among Citadel, Wilmington Trust Company, as successor trustee, and the Holders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008).

(g)	None.

(h)	None.

*	Previously filed.

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